Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of June 30, 2014:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.53	50.53	50.15	50.15
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	85,000,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	81,000,000
5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series D Debentures	850,000
8	Haim Ben-Dor	Series F Debentures	299,278.60
9	Haim Ben-Dor	Series K Debentures	1,408,448
10	Haim Ben-Dor	Series L Debentures	503,000
11	Arie Mientkavich	Ordinary Shares	102,719	0.06	0.06	0.17	0.17
12	Arie Mientkavich	Unregistered Options	143,678
13	Arie Mientkavich	RSU	15,816
14	Arie Mientkavich	PSU	35,786
15	Yair Orgler	Series K Debentures	250,000
16	Yair Orgler	Series L Debentures	500,000
17	Noga Knaz	Unregistered Options	4,800			0.00	0.00
18	Ronnie Bar-On	Series J Debentures	40,000
19	Aharon Soffer	Ordinary Shares	72,993	0.04	0.04	0.34	0.34
20	Aharon Soffer	Unregistered Options	382,306
21	Aharon Soffer	RSU	42,711
22	Aharon Soffer	PSU	96,988
23	Mawer Investment Management ltd	Ordinary Shares	9,864,506	5.60	5.60	5.57	5.57

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
24	Gil Kotler	Ordinary Shares	15,406	0.01	0.01	0.08	0.08
25	Gil Kotler	Unregistered Options	95,584
26	Gil Kotler	RSU	8,921
27	Gil Kotler	PSU	29,470
28	Varda Zuntz	Ordinary Shares	51,821	0.03	0.03	0.06	0.06
29	Varda Zuntz	Unregistered Options	38,234
30	Varda Zuntz	RSU	3,569
31	Varda Zuntz	PSU	11,788
32	Rami Vaisenberger	Ordinary Shares	2,676	0.00	0.00	0.05	0.05
33	Rami Vaisenberger	Unregistered Options	0
34	Rami Vaisenberger	Unregistered Options	57,351
35	Rami Vaisenberger	RSU	5,353
36	Rami Vaisenberger	PSU	17,682
37	Ronen Geles	Ordinary Shares	1,784	0.00	0.00	0.03	0.03
38	Ronen Geles	Unregistered Options	0
39	Ronen Geles	Unregistered Options	38,234
40	Ronen Geles	RSU	3,569
41	Ronen Geles	PSU	11,788
42	Shlomo Cohen	Ordinary Shares	1,399	0.00	0.00	0.01	0.01
43	Shlomo Cohen	Unregistered Options	0
44	Shlomo Cohen	Unregistered Options	14,994
45	Shlomo Cohen	RSU	2,799
46	Adi Tamir	Ordinary Shares	875	0.00	0.00	0.01	0.01
47	Adi Tamir	Unregistered Options	0
48	Adi Tamir	Unregistered Options	9,371
49	Adi Tamir	RSU	1,749
50	Adi Tamir	Series D Debentures	10,309

Changes in holdings during June of 2014

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,635,369

Change in the number of securities: 229,137

Name of the Holder: Gil Kotler

Holder Number: 24 (Ordinary Shares)

Type of Holder: Senior Executive Vice President and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 25,406

Change in the number of securities: -10,000

Name of the Holder: Rami Vaisenberger

Holder Number: 33 (Unregistered Options)

Type of Holder: Vice President

Registration Number: 16708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 17,500

Change in the number of securities: -17,500

Name of the Holder: Ronen Geles

Holder Number: 38 (Unregistered Options)

Type of Holder: Vice President

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 10,000

Change in the number of securities: -10,000

Name of the Holder: Shlomo Cohen

Holder Number: 43 (Unregistered Options)

Type of Holder: Controller

Registration Number: 032304958

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 7,500

Change in the number of securities: -7,500

Name of the Holder: Adi Tamir

Holder Number: 47 (Unregistered Options)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 1,875

Change in the number of securities: -1,875

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.